OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Spendwith, Corp.

859 Spring ST NW
Atlanta, GA 30308

https://spendwith.in

7,300 shares of Class B Non Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT

Up to 364,963 Shares of Class B Non-voting Common Stock, $1.37 per share

Offering Target Amount: 7,300 Shares of Class B Non Voting Common Stock ($10,001)

Offering Maximum Amount: 364,963 Shares of Class B Non Voting Common Stock ($499,999.31)

Minimum individual investment amount: 73 Shares ($100.01)

Maximum individual investment amount: 183,150 Shares ($499,999.50)

The following summary highlights selected information contained in the Offering Memorandum. This summary does not contain all of the information that may be important to you. You should read the more detailed information contained in the Offering Memorandum, including, but not limited to, the risk factors.

The Offering

Spendwith, Corp. (the "Company") is offering up to one hundred thousand shares (183,150) shares of its Class B Non-Voting Common Stock on a "best efforts" basis. The offering may continue until the earlier of October 31, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at Five Dollars ($2.73) per share.

Our target offering amount is Ten Thousand Dollars ($10,002.72). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $10,002.72, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

In case of a material change in the offering, the investor must reconfirm the investment commitment. If an investor does not reconfirm their investment commitment after a material change, the investor's commitment will be cancelled and their funds returned.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

General Terms of the Offering

Issuer	Spendwith, Corp., a Delaware corporation.
Securities Being Offered	Class B Common Non-Voting stock, $0.01 par value per share.
Price Per Share	$2.73 per Share.
Minimum Offering Amount	3,664 Shares for gross proceeds of $10,002.72.
Maximum Offering Amount	183,150 Shares for gross proceeds of $499,999.50.
Offering Period	The Offering will expire on October 31, 2017, unless earlier closed or terminated.
Eligible Investors	The Offering of Shares is open to international investors.
Escrow	Proceeds of the sale of the Shares will be held by FundAmerica, as escrow agent, until such time as we have accepted subscriptions for the minimum offering amount of Shares. In the event we have not received proceeds from the sale of Shares for the minimum offering amount prior to the expiration of the Offering, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to Investors without deduction, interest or setoff.
Voting Rights	Each Share will be non-voting.

IPO Conversion	In the event that we close on an initial public offering ("IPO") of our stock, outstanding shares of the Non-voting Common Stock will be converted into shares of the class or series of stock offered and sold in such IPO, subject to the requirement that each holder first enter into a customary market stand-off agreement.
Regulation A Exchange	In the event that we conduct an offering under Regulation A of the same class of securities or an equivalent class of securities offered and sold in the Offering, Investors will be required to exchange the Non-voting Common Stock for the securities offered and sold under such Regulation A offering.
Transfer Restrictions	The Shares may not be transferred by any purchaser of such securities for the one-year period following the closing unless under certain circumstances. Please see "Ownership and Capital Structure; Rights of the Securities—Transferability of securities" in the Offering Memorandum.
Book Entry Shares	All Shares will be uncertificated and recorded in book-entry form on the books and records of ITFT, except as otherwise required by law. We expect to engage a registered transfer agent prior to the closing of the Offering, but may, in our sole discretion, decide to act as our own registrar and transfer agent in connection with the Offering.
Dispute Resolution	The Subscription Agreement will be governed by the laws of the State of North Carolina. By signing the Subscription Agreement, each Investor submits to the exclusive jurisdiction of the federal or state courts located in North Carolina with respect to any suit, action or proceeding relating to the Offering.
Redemption RIGHTS:	The Company shall have the right to repurchase Shares at $3.30 per share within 34 months of the final closing of this Offering.

Closing and Termination of Offering

Until the minimum offering amount of Shares have been sold, all proceeds from the sale of Shares will be held by the escrow agent. After the minimum offering amount of Shares are sold and we determine, in our sole discretion, to conduct an initial closing of the Offering, we will provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment), after which time all amounts held by the escrow agent will be delivered to Spendwith, Corp. Thereafter, we may conduct additional closings until the final offering deadline up to the maximum offering amount. In the event we do not sell the minimum offering amount of Shares by the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned.

The Shares will be offered and closed only when a properly completed and signed Subscription Agreement is submitted by each Investor or his/her representative and is received and accepted by us. The Subscription Agreement as submitted by each Investor or his/her representative shall be binding once Spendwith, Corp. countersigns the Subscription Agreement. The Shares will be maintained in book-entry form, and notice of issuance of the Shares will be delivered to accepted Investors shortly after the applicable closing.

Investors may cancel an investment commitment until 48 hours prior to the offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for their investment.

Company	Spendwith, Corp.
Corporate Address	859 Spring ST NW Atlanta, GA 30308
Description of Business	A social impact technology company that provides an app for cultural shopping.
Type of Security Offered	Class B Non-voting Common Stock
Purchase Price of Security Offered	$2.73
Minimum Investment Amount (per investor)	$202.02

Additional Perks

$500 — A SHIRT! Who doesn't love company swag?

$1000 — Your name will be listed on our website as an original Spendwith investor and the company swag.

$5000 — A "vision call" with the founders. Ask us anything and make your suggestions. Help shape the vision of Spendwith. (Yep, you get the shirt and original investor status too!)

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Spendwith, Corp. is a social impact company that is continually developing a smartphone app for the purpose of facilitating peer-to-peer commerce transactions based on culture.

Customer Base

Users (individuals and businesses) that want to sell or buy products or services based cultural (demographic) categories.

Competition

- There are existing platforms available like Craigslist, FB Groups, Letgo, Offerup and 5 miles. However, there is also a demand from people to be able to target their spending in a way that helps their community. This demand comes in the form of the "Buy Black", "Shop Latinix", "Support Women Producers" movements and more. Spendwith combined many different initiatives with the technology that it needs.

Liabilities and Litigation

No liabilities or litigation

The team

Officers and directors

Yasir Mehmood	CTO / Co-founder
C. Jibril Sulaiman II	Founder / CEO
Joshua Armah	CMO

Yasir Mehmood
7-year Full Stack Web/App Developer | Developed over 50 apps. | 2014-2017 Yasir

worked as a freelance for Pay Sell Co. on various projects including Cellpay.us, Rapfeatures.com & Razsum.cash. Before that, 2011-2014 Yasir was a developer with the dev shop, Purelogics. Yasir has a degree in Computer Science.

C. Jibril Sulaiman II
Jibril is 16-year entrepreneur. 10 of those years come from owning and operating prepaid wireless stores in 4 cities. 2011-2017 Jibril was the President of Pay Sell Co. a tech company launched after experiencing a pain in accepting wireless payments. Under Pay Sell Co he created the platform Cellpay to provide a way wireless dealers across the country could accept prepaid phone payments from customers. Pay Sell Co was ranked #484 on the 2016 INC.5000 in software 2017-Present Jibril has been a freelance Startup/Tech Consultant & web developer. 2015-2016 Previous startups included Rapfeatures.com & Razsum.cash. From 2001-2010 Jibril was the president of The Cell Phone Place.

Joshua Armah
Joshua is a millennial with a robust approach in the way he combines his business acumen with a truly unique universal technical skill set. His background started in real estate, but after suffering an accident that disabled his vision in one eye, he self-taught himself how to code in Java. 2017- Joshua Armah & Associates 2017-Editor In Chief One West Magazine 2016-On Air Personality - Beasley Broadcast Group 2012-Present - Software Developer

Related party transactions

Since January 1, 2017, Spendwith Corp. received a loan for operating expenses in the amount of $6,294 from Carl Jibril Sulaiman II, who is the chief executive officer. The loan amount is recorded on the balance sheet as a Notes Payable, since the repayment of the loan is due on December 31, 2017. The note carries a 1.18% interest charge. As of June 30, 2017, interest expense for the note was $22.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is a new company** Spendwith has no financial history, limited users and no revenues. If you are investing in this company, it's because you think the Spendwith is a good idea, that we will be able to successfully market, continue to grow our user base, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **We May Not Be Able to Obtain Adequate Financing To Grow Our Operations.** Even if we successfully raise $500,00 from this offering, we may need additional funds to grow our operation. If required, we will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We cannot assure you that we will

be able to raise additional funds when needed.

- **Our self-certified financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **The valuation at this stage is pure speculation.** We're not saying the company is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **We will compete with larger, established peer-to-peer app platforms who currently have a large audience and percentage of the market.** They have much better financial means and marketing/sales and human resources than us. It is highly unlikely, but they may decide to create their own cultural categories within their existing peer-to-peer platforms.
- **Limited Tranferability And Liquidity** Each Investor agrees that it will acquire our common stock for investment purposes only and no with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.
- **Projections and forecasts** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on the management's best estimate of the probable results of our operations, and will not have been reviewed by independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projects, and such variances may be material. Any projected results cannot be guaranteed.
- **Terms Of Subsequent Financing May Adversely Impact Your Investment** We may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in the series from time to time with such designations, rights, preferences, and limitations as needed to raise capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.
- **Management Discretion As To Use Of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary to advisable to re-allocated portions of the net proceeds reserved for on category to another, and we will have broad discretion in doing so.

- **Control By Management** The company's directors hold a majority of our common stock. Investors will not be able to control the management of the company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Carl Jibril Sulaiman II, 55.0% ownership, Class A Voting Common Stock

Classes of securities

- Class A Voting Common Stock: 1,831,502

  Voting Rights *(of this security)*

  The holders of shares of the Company's Class A voting common stock, $0.001 par value per share ("Voting Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time-based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Class B Non-voting Common Stock: 0

Voting Rights *(of this security)*

The holders of shares of the Company's non-voting class b common stock, $0.01par value per share are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of Class B common stock, you will have limited ability if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-06-25.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have a critical mass of users, which we do not anticipate occurring until the 2nd quarter of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation (Q1 2018).

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	10,000.00	500,000.00
Less: Offering Expenses		
StartEngine Fees (6% total fee)	599.99	29,999.50
Escrow Fees	0	0.00
Net Proceeds	9,400.01	470,000.50
User acquisition costs	5,861.90	241,482.00
CEO	1,200.00	48,000.00
COO	-	42,000.00
Marketing Director	600	36,000.00

Back end developer/IT	-	28,000.00
CTO / Developer	1,200.00	42,000.00
Server costs	300	12,045.00
Misc Sales and marketing	-	12,090.00
Misc Subscriptions	120	2,400.00
GranTotal Costs	9,281.90	494,016.50

Financial Milestones

The company is investing for continued development of the app and acquisition of users. , We will be generating sizeable net income losses as a result. Management currently forecasts a 2017, 2018 and 2019 net revenues of -$203,522 thousand, $945 thousand and $4.7 million, (contingent on future financing) respectively, and believes the company will generate positive net income beginning in 2018.

SpendWith Pro-Forma
Income Statement
In USD

	Based On $500k in Funding					
User Growth & Income	2017		2018			
	Q3	Q4	Q1	Q2	Q3	Q4
Organically acquired users	1,565	2,449	4,461	8,124	14,795	26,944
Referral acquired users (affiliate)	30,000	64,221	154,635	183,893	218,687	260,064
Referral acquired users (advertising)	30,000	46,953	50,000	74,767	111,803	167,185
Total spendwith users	61,565	113,623	209,096	266,785	345,285	454,193
Income from in-app transactions**	6,926	12,783	23,523	30,013	38,845	51,097
Income from national posts	-			264,117	341,833	449,652
minus: churn	-	-	-	66,029	19,429	26,955
Income from post						

boosts	-			130,511	168,914	222,191
Income from banner ads	-			2,281	2,952	3,883
Income from Text Ads	-			26,678	34,529	45,419
Total Income	6,926	12,783	23,523	387,571	567,643	745,288
Costs						
User acquisition costs (affiliates)	15,000	17,110	45,207	14,629	17,397	20,689
User acquisition costs (advertising)	60,000	33,905	6,095	49,535	74,072	110,763
	75,000	51,016	51,302	64,164	91,469	131,452
CEO	9,000	9,000	15,000	15,000	30,000	30,000
COO	9,000	9,000	12,000	12,000	25,000	25,000
Marketing Director	9,000	9,000	9,000	9,000	20,000	20,000
IT Coodinator	6,000	6,000	8,000	8,000	8,000	8,000
CTO / Developer	9,000	9,000	12,000	12,000	8,000	8,000
Server costs	3,000	3,000	3,015	3,030	3,045	3,060
Misc Sales and marketing	3,000	3,015	3,030	3,045	3,060	3,075
Misc Subscriptions	600	600	600	600	600	600
Total Costs	123,600	99,630	113,947	126,839	189,174	229,187
Earnings Before Income Tax (EBIT)	-116,674	-86,848	-90,423	260,733	378,469	516,101

Liquidity and Capital Resources

As of 6/30/2017, we had $100 in cash. It is expected that our officers and directors will fund cash requirements until sufficient funds are raised in this offering, which advanced amounts may be repaid with proceeds of this offering. We are seeking to raise $500,000 in this offering. Assuming we raise $500,000 through this offering, we believe we will be able to sustain our operations until, 3rd Qtr 2018. At that point, it is anticipated that we will have generated the traction (acquisition of users) necessary and reached the app's developmental milestones to raise an additional $1.5 million for future user acquisition.

Indebtedness

Since January 1, 2017, Spendwith Corp. received a loan for operating expenses in the amount of $6,294 from Carl Jibril Sulaiman II, who is the chief executive officer. The loan amount is recorded on the balance sheet as a Notes Payable, since the repayment of the loan is due on December 31, 2017. The note carries a 1.18% interest charge. As of June 30, 2017, interest expense for the note was $22.

Recent offerings of securities

None

Valuation

$5,000,000.46

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	10,000.00	500,000.00
Less: Offering Expenses		
StartEngine Fees (6% total fee)	599.99	29,999.50
Escrow Fees	0	0.00
Net Proceeds	9,400.01	470,000.50
User acquisition costs	5,861.90	241,482.00
CEO	1,200.00	48,000.00
COO	-	42,000.00
Marketing Director	600	36,000.00
Back end developer/IT	-	28,000.00
CTO / Developer	1,200.00	42,000.00
Server costs	300	12,045.00
Misc Sales and marketing	-	12,090.00
Misc Subscriptions	120	2,400.00
GranTotal Costs	9,281.90	494,016.50

We are seeking to raise a minimum of $10,000 (target amount) and up to $500,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $500,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $470,000 over the course of that time as follows: continued development of the app, working capital, limited salaries and user acquisition.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

“The company will make annual reports available on its website at the link labeled "Investor" under the section labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Spendwith, Corp.

[See attached]

SPENDWITH CORPORATION
FINANCIAL STATEMENENTS
JUNE 30, 2017

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Spendwith Corp.
Lewes, Delaware

We have audited the accompanying financial statements of Spendwith Corporation, which collectively comprise the balance sheets as of June 30, 2017, and the related statements of income, retained earnings, and cash flows for the six months then ended, and the related notes to the financial statements.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to previously present fairly, in all material respects, the financial position of Spendwith Corp. as of June 30, 2017, and the results of its operations and its cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

Andika Powell, CPA
Detroit, Michigan

July 14, 2017

SPENDWITH CORP.
BALANCE SHEET
AS OF JUNE 30, 2017

ASSETS

Assets:		
Cash and cash equivalents	$	100
Prepaid expenses		234
Deferred tax asset		935
Total assets	**$**	**1,269**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	149
Accrued interest		22
Notes payable		6,294
Total liabilities		**6,465**
Stockholders' Equity:		
Common stock		100
Retained earnings		(5,296)
Total shareholders' equity		**(5,196)**
Total liabilities and shareholders' equity	**$**	**1,269**

The accompanying notes are an integral part of these financial statements

SPENDWITH CORP.
STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2017

	Six months ended June 30, 2017
Operating revenue	$ -
Operating expenses:	
Selling, general and admnistrative expense	6,208
Total operating expenses	6,208
Operating (loss) income	(6,208)
Other income (expense)	
Interest expense	22
Total other income (expense)	(22)
(Loss) income before income tax (benefit) expense	(6,230)
Income tax (benefit) expense	(935)
Net (loss) income	$ (5,296)

The accompanying notes are an integral part of these financial statements

SPENDWITH CORP.
STATEMENT OF RETAINED EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30, 2017

		Retained Earnings
Balance, January 1, 2017	$	-
Net loss		(5,296)
Distributions		-
Balance, June 30, 2017	$	(5,296)

The accompanying notes are an integral part of these financial statements

SPENDWITH CORP.
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2017

Cash flows from operating activites:		
Net loss	$	(5,296)
Increase in prepaid expense		(234)
Increase in deferred tax asset		(935)
Increase in accounts payable and accrued expenses		149
Increase in accrued interest		22
Increase in notes payable		6,294
Net cash provided by operating activities		-
Cash flows from investing activities:		-
Net cash used in investing activities		-
Cash flows from financing activities:		
Sale of common stock		100
Net cash used in investing activities		100
Net increase in cash		100
Cash - beginning of year		-
Cash - end of year	$	100

The accompanying notes are an integral part of these financial statements

SPENDWITH CORP.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2017

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the Spendwith Corp.'s significant accounting policies consistently applied in the preparation of the accompanying financial statements:

Organizational Purpose:
Spendwith Corp.'s is a social impact company that is continually developing a smartphone application for the purpose of facilitating commerce transactions by culture. Users of the application have the ability to select a cultural group and then sell or buy products and services.

Basis of Accounting:
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), as codified by the Financial Accounting Standards Board. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:
For financial statement purposes, Spendwith Corp. defines cash and cash equivalents as checking, money market accounts, petty cash on hand, and all certificates of deposits with an original maturity of three months or less. Spendwith Inc.'s non-interest bearing accounts are subject to limited coverage by the FDIC.

Notes Payable:
Since January 1, 2017, Spendwith Corp. received a loan for operating expenses in the amount of $6,294 from Carl Jibril Sulaiman II, who is the chief executive officer. The loan amount is recorded on the balance sheet as a Notes Payable, since the repayment of the loan is due on December 31, 2017. The note carries a 1.18% interest charge. As of June 30, 2017, interest expense for the note was $22.

Revenues:
Spendwith Corp. will recognize revenues from advertising, peer to peer payments, and post enhancement transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:
Spendwith Corp. applies ASC 740 Income Taxes (ASC 740). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is more likely than not that the positions is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 2. SUBSEQUENT EVENTS

Management has performed an analysis of the activities and transactions subsequent to June 30, 2017 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year ended June 30, 2017. Management has performed this analysis through July 14, 2017, the date the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Spendwith is pending **StartEngine Approval.**



PLAY VIDEO

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Investors

$0.00
Raised of $10K - $500K goal

Spendwith

A culture based peer-2-peer shopping app

Small OPO · Atlanta, GA · Software & Services
Accepting International Investment

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A shopping app for buying & selling, by culture.

Invest in Spendwith

Buy, sell, trade or offer services, all by **culture**.



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Spendwith is a ***Social Impact company*** and **App** focused on increasing commerce within cultural groups and between cultural groups.

Spendwith provides a "peer-to-peer" technology that allows you to buy and sell items or services within your local **Black, Latino, Asian, Muslim, Jewish, Veteran, and LGBT** communities. Also, find categories for

Women owned business and service providers. You can also list services, or search for local service providers in your local cultural community.

• Snap a photo and list items for sale
• Browse local items by photo and category
• Find local service professionals
• Job postings, housing and more
• Message buyers and sellers through the app
• Make offers and deals

"Our app is better than other "peer-to-peer" shopping platforms like Craiglist, Facebook Marketplace, 5miles and Offerup, because it allows you directly patronize or market to local cultural communities. A user can easily sell an item or service as an individual or a business. Users can target their spending and feel good doing so."

- Jibril Sulaiman (CEO)


Spendwith
buy & sell, by culture.

A Testimonial



I grew up within the Jewish community of Atlanta and I understand the importance of wanting to only donate/sell to other members of the community.

Currently, my parents are moving and cleaning out their house after 25 years. We have numerous religious items need to be sold or donated, but would be deemed worth by the surrounding Christian charities. Outside of the local synagogue and a email chain of about 1000 members, we have very few options. I think this app would be very helpful for members of my community.

-Malkah M.



THE INVESTMENT

183,150 Shares of Class B Non-Voting Common Stock

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Price per Share: $2.73

Minimum Individual Investment: 74 Shares ($202.02)

Maximum Individual Investment: 183,150 Shares ($499,999.50)

When you invest you are betting the company's future value will exceed **$5.5 Million Dollars.**

Additional Perks for Investing

(In addition to receiving shares)

$500 — A SHIRT! Who doesn't love company swag?

$1000 — Your name will be listed on our website as an original Spendwith investor and the company swag.

$5000 — A "vision call" with the founders. Ask us anything and make your suggestions. Help shape the vision of Spendwith. (Yep, you get the shirt and original investor status too!)

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Our Focus | Our Goal

Our focus is to provide technologies that will increase commerce within cultural communities.

Our goal is to reach 20 million users by 2022 and to be a conduit for cultural commerce worldwide.


FOCUS

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App Screenshots

Find it in your area

Buy & sell, buy culture
Products | Services | Events | & More



WorldWide
3 month ago
$50
The Shea Moisture ma..
$15
Tasteful and # Healt..
$59
Mothers Day Gift...D..
$39
WOULD YOU LIKE TO

Deals in your area

Find items for sale from
people in your cultural community



50 inch Television
50 inch television for sale
$200
New
Samsung 50 inch television never used. Received as a gift. LED, with 5 hdmi inputs. Smart TV
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Make an offer

Sell quickly

Sell items or services to people
intested in buying from you



Add Your Stuff
MacBook Air
2011 MacBook Air
Mint Condition
Price
500
USD-$
Category
For Sale
Location
1173-1223 Techwood Dr NW,Atlanta, GA 30318,United States
Product Condition
Used
Exchange To Buy
Fixed Price
Cancel
Post

Sevices in your area

Find services from businesses
in your cultural community



Tax Services
Tax Services at very low rates.
$50
New
C&K Accounting is a full service accounting and bookkeeping office. We currently have a 50% special on out tax preparation services. Chat with us today!
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Make an offer

Chat with sellers

Get more info on a service or
finalize the purchase of product



GK Lowe
About
Hello I'm interested in your VA home loans services
Send

Verified Sellers

Sellers are verified by phone
or thier social media account



MacBook Air
1173-1223 Techwood Dr NW,Atlanta, GA 30318,United States
Dewayne Baldwin
More items from Dewayne Baldwin
2 hours ago
$ 50
Tv
Promote your product

Search By Location

Find items or services in your
nearby cultural community



Change Location
Search
Remove Location
Set Location

Multiple Categori

For Sale | Services | Ho
Jobs | Events | Online Services



CATEGORIES
Services
For Sale
Housing
Jobs
Events
Auto Body and Glass
Auto Repair and Installation
Auto Washing and Detailing
Hair Stylist and Braids
Child Care
Construction and Renovation
Creative Services
Electronics Install and Repair
Events and Catering
Financial Services
Food and Dining
Gardening and Landscaping
Handyman and Locksmith

What makes our app different?

There is a demand from people to be able to target their spending in ways that allow to feel good and help the local community.
This demand comes in the form of the "Buy Black", "Shop Latinix", "Support Women Businesses", "Support Veteran Businesses" movements and more.
Spendwith pairs these commerce rooted initiatives with smartphone technology.

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First to Market - The competition isn't thinking about culture based shopping.



Aggregate & Organize Data from existing FB groups and Directories



Incentives to organizations - FB Group Admins & other organizations can earn by referring



All cultural categories in one place. Buy Black, Latinix, Women, Muslim, Jewish, Asian, Veteran & LGBT.

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The Market and Industry

Significant Market Finding

- 3/2017 Amazon quietly rolled out a Spanish language version of Amazon.com
- Disparities in Capital Access between Minority and Non-Minority Businesses
- 3/17 - Women-owned suppliers make up just 2% of the retailer's global purchases – but Walmart will join Coca-Cola, Pepsi and others in committing to buy more.
- Black consumer's purchasing power will reach $1.3 trillion and Hispanic consumer's purchasing power will reach $1.7 trillion dollars in 2017.
- Capturing the Hispanic Market Will Require More Than A Total Market Strategy


Mobile Peer-To-Peer Payments Forecast
BI INTELLIGENCE
Billions Of U.S. Dollars
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$5 $5
$7 $9
$10 $16
$15 $28
$26 $49
$50 $86
2013
2014E
2015E
2016E
2017E
2018E
Estimate 1
Estimate 2
Source: BI Intelligence

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Peer-to-peer payments/commerce, decentralized e-commerce, secondhand goods marketplaces.

- The exploding market for smartphone apps that transfer money
- Standford Study on the Emergence of Peer-to-peer marketplaces.
- Peer-to-Peer Companies Are Changing The World

Why We Are Raising Money

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Marketing Push

Over the next 12 months, we will be investing approx.
$240,000 into several coordinated online and offline campaigns.
-Twitter, Facebook, Instagram and Google Adds
-Brands ambassadors at local flea markets and reaching out to religious organizations.
-Outreach to strategic organizations like the Chambers of Commerce (Black, Latin, Asian, LGBT)
Women and Veteran Business Groups.

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Working Capital

-Salaries to cover operations and future development
-Server fees
Misc. software subscriptions
Customer service

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Future Funding Requirements

-Reserves for unforeseen marketing opportunities or fund
a more rapid growth in our working capital requirements.

Our plan is to implement the mechanisms to generate revenue by Q2 of 2018
Click here to view our Pro forma Projections

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FAQ's

How big is the market?

We are in 3 main markets. Each one is big enough to support our growth.

1. Peer-to-peer commerce/payments
2. Second-hand goods and services
3. Services Marketplace

$300 Billion*++ (Peer-2-Commerce + Second Hand Good & Services Marketplace)

Our app is also considered a "buy, sell, trade" shopping app. It gives any user the ability to quickly sell a product or a service regardless if the user is an individual or business. Similar to Ebay, Craigslist, Offerup, Letgo and 5miles.

*

How will you make money?

- We plan on white-labeling the platform to fleamarkets, discount malls, antique malls and thrift stores through a division of Spendwith called *Mobile Marketplace Solutions*.

Our app is a hyper-local. That means you only see products or services within a certain radius of your location.

1. We charge brands that want to be seen no matter the buyer's location. (National Boosted Posts)
2. We charge users that list items or services locally but want to have preferred visibility by buyers. (Local Post Boosts).
3. Our app allows a buyer to pay a seller directly through the app. We charge a fee for this type of transaction. (10% Transaction Fees)
4. We will provide a way for other advertisers to place ads in the app, in a way that does not disrupt the user experience. (Inline ads)
5. Data - Municipalities and economic development sectors need accurate measurements of demographic based commerce.

Who are your competitors? How are you different?

- There are existing platforms that operate in the second-hand goods & services/peer-to-peer marketplace space. Like Craigslist, FB Groups, Letgo, Offerup, 5 miles and Ebay. However, there is also a demand from people to be able to target their spending in a way that helps their community. This demand comes in the form of the "Buy Black", "Shop Latinix", "Support Women Producers" movements and more. Spendwith combined many different initiatives with the technology that it needs.

How do you acquire customers?

1. Partnerships with Chambers of Commerce
2. Referral incentives to Facebook Group Admins
3. Organic referrals from individuals excited about being able to shop culturally
4. Brand evangelists
5. Targeted marketing through Facebook, Instagram, and Google

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What's your biggest risk? What keeps you up at night?

- Lack of funding is our biggest risk at this point. 1% of all investor funding goes to companies whose founders are Black. We believe we have a great idea, app, team, and plan for scaling. However, we don't have the support of those who would normally invest in startups because most don't understand that social impact startup can succeed.

What do you understand about your business that others don't get?

- We believe you understand our business. That's why we are turning to you as our investors. We want our app to increase comm within cultures and across cultures!!!! We understand that t movement associated with economic empowerment, economic development and simply wanting to feel good in supporting a culturally affiliated seller/service provider.

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Timeline

January 2015

Spendwith as an Ecommerce Site

May 2015


REJECTED

Pitch Competition Outcome

July 2015

Platform Pivot: Pinterest Styled Site

January 2017

Platform Pivot: Peer-to-Peer Shopping App

April - May 2017



Launched Mobile Apps (Beta)

Single Culture App Launched. Received feedback to combine all cultures in one app. 500 App Installs / 1000 Total Users

July 2017

Spendwith Launches on StartEngine!

Our Company seeks to raise up to $500K from everyday investors.

August 2017

Launch of 2.5 version of app with culture selector (ANTICIPATED)

August 2017



Integration of Post Categorization A.I. (ANTICIPATED)

The API will analyze the post content and auto assign it to a specific category.

August 2017



Increase User acquisition through marketing (ANTICIPATED)

January 2018



200,000 Users

Our goal is to use $500,000 towards a total of 12 months of funding to acquire 500,000+ Users by Q4 2018. (ANTICIPATED)

March 2018


REVENUE
SALES

Activate Revenue Model

Activate revenue mode: P2P payment fees, national listing fees, local boosting fees & inline ads. (ANTICIPATED) Projections @ www.spendwith.in/financials

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In the Press

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Meet the Founders



Yasir Mehmood

CTO / Co-founder

7-year Full Stack Web/App Developer | Developed over 50 apps. | 2014-2017 Yasir worked as a freelance for Pay Sell Co. on various projects including Cellpay.us, Rapfeatures.com & Razsum.cash. Before that, 2011-2014 Yasir was a developer with the dev shop, Purelogics. Yasir has a degree in Computer Science.


Spendwith
buy & sell, by culture

C. Jibril Sulaiman II

Founder / CEO

Jibril is 16-year entrepreneur. 10 of those years come from owning and operating prepaid wireless stores in 4 cities. 2011-2017 Jibril was the President of Pay Sell Co. a tech company launched after experiencing a pain in accepting wireless payments. Under Pay Sell Co he created the platform Cellpay to provide a way wireless dealers across the country could accept prepaid phone payments from customers. Pay Sell Co was ranked #484 on the 2016 INC.5000 in software 2017-Present Jibril has been a freelance Startup/Tech Consultant & web developer. 2015-2016 Previous startups included Rapfeatures.com & Razsum.cash. From 2001-2010 Jibril was the president of The Cell Phone Place.



Joshua Armah

CMO

Joshua is a millennial with a robust approach in the way he combines his business acumen with a truly unique universal technical skill set. His background started in real estate, but after suffering an accident that disabled his vision in one eye, he self-taught himself how to code in Java. 2017- Joshua Armah & Associates 2017-Editor In Chief One West Magazine 2016-On Air Personality - Beasley Broadcast Group 2012-Present - Software Developer

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And the Rest of the Team



Tomi Hodonu

Advisor

Former GM at cheki.com.ng Nigeria's # 1 cars website



TaShan Parks Twyman

Advisor

Digital Marketing Strategist | Non-Traditional Media Consultant | Consumer Tech Evangelist | Social Sales Trainer| Keynote Speaker



Adekunle Ayodele

Advisor

Founder of DataBox Technologies, a software development company based in Atlanta, GA. With over 15 years of IT experience consulting for Fortune 500



Andrew Bart

Advisor

Venture Capital, Angel Investor, Startup Advisor, CEO, Founder, Fractional CGO / CMO, focused on growth and acceleration of tech companies



Jesus Martinez

Advisor

Y Combinator Investor, Start-Ups, & Philanthropy, Harvard University



Barbara Bickham

Technology Advisor

CTO / CSO / Special Council DPOUSA / Tech Advisor / Entrepreneur / Author / Philanthropist



Alexander S Lowry, MBA

Advisor

COO for early stage and middle market businesses



Kunal Punjabi

Advisor

Sr. Director Product Management and UX @bills.com previously founded E • BS in EE & MSEE Georgia Insti Technology

Offering Summary

INVESTMENT

Up to 183,150 Shares of Class B Non-voting Common Stock, $2.73 per share

Offering Target Amount: 3,664 Shares of Class B Non Voting Common Stock ($10,002.72)

Offering Maximum Amount: 183,150 Shares of Class B Non Voting Common Stock ($499,999.50)

Minimum individual investment amount: 74 Shares ($202.02)

Maximum individual investment amount: 183,150 Shares ($499,999.50)

The following summary highlights selected information contained in the Offering Memorandum. This summary does not contain all of the information that may be important to you. You should read the more detailed information contained in the Offering Memorandum, including, but not limited to, the risk factors.

The Offering

Spendwith, Corp. (the "Company") is offering up to one hundred thousand shares (183,150) shares of its Class B Non-Voting Common Stock on a "best efforts" basis. The offering may continue until the earlier of October 31, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at Five Dollars ($2.73) per share.

Our target offering amount is Ten Thousand Dollars ($10,002.72). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $10,002.72, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

In case of a material change in the offering, the investor must reconfirm the investment commitment. If an investor does not reconfirm their investment commitment after a material change, the investor's commitment will be cancelled and their funds returned.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

General Terms of the Offering

Issuer	Spendwith, Corp., a Delaware corporation.
Securities Being Offered	Class B Common Non-Voting stock, $0.01 par value per share.
Price Per Share	$2.73 per Share.
Minimum Offering Amount	3,664 Shares for gross proceeds of $10,002.72.
Maximum Offering Amount	183,150 Shares for gross proceeds of $499,999.50.

Offering Period	The Offering will expire on October 31, 2017, unless earlier closed or terminated.
Eligible Investors	The Offering of Shares is open to international investors.
Escrow	Proceeds of the sale of the Shares will be held by FundAmerica, as escrow agent, until such time as we have accepted subscriptions for the minimum offering amount of Shares. In the event we have not received proceeds from the sale of Shares for the minimum offering amount prior to the expiration of the Offering, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to Investors without deduction, interest or setoff.
Voting Rights	Each Share will be non-voting.
IPO Conversion	In the event that we close on an initial public offering ("IPO") of our stock, outstanding shares of the Non-voting Common Stock will be converted int the class or series of stock offered and sold in such IPO, subject to the requirement that each holder first enter into a customary market stand-off ag
Regulation A Exchange	In the event that we conduct an offering under Regulation A of the same class of securities or an equivalent class of securities offered and sold in the Offering, Investors will be required to exchange the Non-voting Common Stock for the securities offered and sold under such Regulation A offering.
Transfer Restrictions	The Shares may not be transferred by any purchaser of such securities for the one-year period following the closing unless under certain circumstances. Please see "Ownership and Capital Structure; Rights of the Securities—Transferability of securities" in the Offering Memorandum.
Book Entry Shares	All Shares will be uncertificated and recorded in book-entry form on the books and records of ITFT, except as otherwise required by law. We expect to engage a registered transfer agent prior to the closing of the Offering, but may, in our sole discretion, decide to act as our own registrar and transfer agent in connection with the Offering.
Dispute Resolution	The Subscription Agreement will be governed by the laws of the State of North Carolina. By signing the Subscription Agreement, each Investor submits to the exclusive jurisdiction of the federal or state courts located in North Carolina with respect to any suit, action or proceeding relating to the Offering.
Redemption RIGHTS:	The Company shall have the right to repurchase Shares at $3.30 per share within 34 months of the final closing of this Offering.

Closing and Termination of Offering

Until the minimum offering amount of Shares have been sold, all proceeds from the sale of Shares will be held by the escrow agent. After the minimum offering amount of Shares are sold and we determine, in our sole discretion, to conduct an initial closing of the Offering, we will provide notice about the new offering deadline at least fiv business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment co after which time all amounts held by the escrow agent will be delivered to Spendwith, Corp. Thereafter, we may conduct additional closings until the final offering de to the maximum offering amount. In the event we do not sell the minimum offering amount of Shares by the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned.

The Shares will be offered and closed only when a properly completed and signed Subscription Agreement is submitted by each Investor or his/her representative and is received and accepted by us. The Subscription Agreement as submitted by each Investor or his/her representative shall be binding once Spendwith, Corp. countersigns the Subscription Agreement. The Shares will be maintained in book-entry form, and notice of issuance of the Shares will be delivered to accepted Investors shortly after the applicable closing.

Investors may cancel an investment commitment until 48 hours prior to the offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for their investment.

Company	Spendwith, Corp.
Corporate Address	859 Spring ST NW Atlanta, GA 30308
Description of Business	A social impact technology company that provides an app for cultural shopping.
Type of Security Offered	Class B Non-voting Common Stock
Purchase Price of Security Offered	$2.73
Minimum Investment Amount (per investor)	$202.02

Additional Perks

$500 — A SHIRT! Who doesn't love company swag?

$1000 — Your name will be listed on our website as an original Spendwith investor and the company swag.

$5000 — A "vision call" with the founders. Ask us anything and make your suggestions. Help shape the vision of Spendwith. (Yep, you get the shirt and original investor status too!)

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

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start engine

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree

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VIDEO TRANSCRIPT (Exhibit D)

My name is JIbril Sulaiman, I live here in Atlanta Georgia and I'm the founder of Spendwith. The Spendwith app is a buy, sell, trade app. It gives people the ability to buy and sell by culture. I mean, essentially, you can buy Black, buy Latino, buy products and services from sellers that are women and more.

The inspiration for Spendwith comes from 2 places. The local flea market back in my hometown and the local chamber of commerce, in my hometown of Pensacola. For several years I used to setup at my local flea market as a vendor. I would see people of all types buy and selling products and services. But on a weekly basis, I would see the same people coming to the flea market to buy products or services from people of the same cultural type as they were. I never really thought anything of it, but that really set the foundation for my second inspiration.

I was a board member for the local chamber of commerce, um, back in Pensacola. And as a board member, I naturally researched. And I began to understand the focus of increasing commerce for black-owned businesses. I found out that was important. But as I reached out to other members of the community, like the latino, um, networking clubs and the women owned business groups, I found that they had the same initiative to increase commerce within their respective cultures.

And that was my moment of clarity. Many people understood the data behind why they were supporting these different business types. But then some people, like they people back out at the flea market, they just felt good being able to target their spending.

And that really left a lasting mark on me what I got ready to start my next company.

So, the thing is that various cultures have various initiatives to increase commerce from within, especially. But, you know, that happens how? Well through the buying and selling of products and services. And I've already experienced that out at the flea market. The essence of that is what I wanted to digitize. I want to be able to turn that into some type of platform, something that people could use, you know, on their smartphones.

At Spendwith that's what we've been able to do. To be able to create the best way that anyone could buy or sell a product or service. I mean anybody, whether it's an individual or a business. And to give people a way to feel good about being able to target their spending. I really, truly believe that's what we've been able to do with the Spendwith app.

So, I ask of you the out there people that are listening to me today, the crowd. I ask that you download the app, share the app, learn how you can invest in the app, and invest in the future of cultural spending with Spendwith.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.